# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM C

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- X     Form C: Offering Statement
-       Form C-U: Progress Update
-       Form C/A: Amendment to Offering Statement
-       Check box if Amendment is material and investors must reconfirm within five business days.
-       Form C-AR: Annual Report
-       Form C-AR/A: Amendment to Annual Report
-       Form C-TR: Termination of Reporting

**Name of issuer**
Zyppah, Inc.

**Legal status of issuer**

      **Form**
      C-Corporation

      **Jurisdiction of Incorporation/Organization**
      Nevada

      **Date of organization**
      March 1, 2012

**Physical address of issuer**
701 S. Carson Street Suite 200 Carson City, NV 89701

**Website of issuer**
www.zyppah.com

**Name of intermediary through which the offering will be conducted**
DealMaker Securities LLC

**CIK number of intermediary**
1872856

**SEC file number of intermediary**
8-70756

**CRD number, if applicable, of intermediary**
315324

**Name of qualified third party "Escrow Agent" which the Offering will utilize**
Enterprise Bank & Trust
31351 Rancho Viejo Road, Suite 101 / San Juan Capistrano, CA 92675

*Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering.*

DealMaker Securities LLC will receive a 4% commission based on the dollar amount of the securities sold. The Company paid a one-time $12,000 service fee, a $1,600 monthly maintenance fee, and must reimburse certain expenses related to the Offering.

*Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest.*

No.

*Type of security offered*
Common Stock

*Target number of Securities to be offered*
10,000

*Price (or method for determining price)*
$1.00

*Target offering amount*
$10,300

*Oversubscriptions accepted:*
   X   Yes
       No

*Oversubscriptions will be allocated:*
       Pro-rata basis
       Firstcome, first-served basis
   X   Other: At the Company's discretion

*Maximum offering amount (if different from target offering amount)*
$1,102,100

*Deadline to reach the target offering amount*
May 31, 2024

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees*
5

|  | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| **Total Assets** | $1,171,256 | $1,616,125 |
| **Cash & Cash Equivalents** | $39,290 | $138,016 |
| **Accounts Receivable** | $0 | $0 |
| **Short-term Debt** | $905,337 | $1,565,596 |
| **Long-term Debt** | $1,263,787 | $1,925,561 |
| **Revenues/Sales** | $1,981,092 | $3,059,386 |
| **Cost of Goods Sold** | $246,506 | $289,925 |
| **Taxes Paid** | $0 | $0 |
| **Net Income** | $685,836 | $485,517 |

***The jurisdictions in which the issuer intends to offer the Securities:***
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

*/s/ Lawrence Biggs*
(Signature)

Lawrence Biggs
(Name)

President, Secretary, Treasurer and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

*/s/ Lawrence Biggs*
(Signature)

Lawrence Biggs
(Name)

President, Secretary, Treasurer and Director
(Title)

August 24, 2023
(Date)

### *Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

*Self-Certification of Financials*

I, Lawrence Biggs, being the Zyppah, Inc., a Corporation (the **"Company"**), hereby certify as of this that:
(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2023 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2023, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and
(ii) while the Company has not yet filed tax returns for the year ending December 31, 2023, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

*/s/ Lawrence Biggs*
(Signature)

Lawrence Biggs
(Name)

CEO
(Title)

August 24, 2023
(Date)

# EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Subscription Agreement

# EXHIBIT A
## OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
### (EXHIBIT A TO FORM C)


**August 24, 2023**
**Zyppah, Inc.**




## Up to $1,102,100 of Common Stock

Zyppah, Inc. ("Zyppah", the "**Company,**" "we," "**us**", or "**our**"), is offering up to $1,102,100, representing 1,070,000 worth of shares of common stock of the Company ("**Common Stock**" or the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "Investors". The minimum target offering is $10,300 (the "**Target Amount**"). The Company intends to raise at least the Target Offering amount and up to $1,102,100 from Investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $10,300 by May 31, 2024 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Investors in this offering will be required to pay a fee to the Company ("Investor Transaction Fee") to help offset transaction costs equal to three percent (3%) per investment. This fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding ("**Reg CF**") and the limit each investor may invest pursuant to Reg CF as described herein. The Broker and its affiliates will receive cash commission on this fee.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1)  Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2)  Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3)  Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4)  Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5)  Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6)  Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

**Ongoing Reporting**
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.zyppah.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1)  the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)  the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3)  the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4)  the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)  the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

**Updates**
Updates on the status of this Offering may be found at: http://invest.zyppah.com/

**About this Form C**
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## SUMMARY

### The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Zyppah, Inc. is a Nevada corporation, incorporated on March 1, 2012.

The Company is located at 701 S. Carson Street Suite 200 Carson City, NV 89701.

The Company's website is www.zyppah.com.

The Company conducts business in all 50 states of the US and Canada.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the Novation Solutions Inc. o/a DealMaker website under http://invest.zyppah.com/ and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

### The Offering

| | |
|---|---|
| **Minimum number of Shares of Common Stock being offered** | 10,000 |
| **Total Shares of Common Stock outstanding after Offering (if minimum amount reached)** | 25,010,000 |
| **Maximum number of Shares of Common Stock being offered** | 1,070,000 |
| **Total Shares of Common Stock outstanding after Offering (if maximum amount reached)** | 26,070,000 |
| **Purchase price per Security** | $1.00 |
| **Minimum investment amount per investor** | $100 for the first 30 days and then $500 thereafter |
| **Offering deadline** | 5/31/24 |
| **Use of proceeds** | See the description of the use of proceeds on page 19 hereof. |
| **Voting Rights** | See the description of the voting rights on page 27. |

\* Investors in this offering will be required to pay a fee to the Company ("Investor Transaction Fee") to help offset transaction costs equal to three percent (3%). This fee is counted towards the amount the Company is seeking to raise under Reg CF and the limit each investor may invest pursuant to Reg CF as described herein and is in addition to the $100 and $500 minimum amount per investor, as applicable. The Broker and its affiliates will receive cash commission on this fee.

+ Subject to adjustment in the Company's sole discretion.

The Offering is being made through DealMaker Securities, LLC (the "Intermediary"). The Intermediary will be entitled to receive a 4% commission based on the dollar amount of the securities sold. The Company paid the Intermediary a one-time $15,000 service fee, a $2,000 monthly maintenance fee, and must reimburse certain expenses related to the Offering. Further, the Company paid $2,500 to the Intermediary for its services after the offering. See "The Offering – Commission and Fees" below for more information.

All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to forty-eight (48) hours prior to Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

| | Price to Investors | | Service Fees and Commissions (1)(2) | | Net Proceeds | |
|---|---|---|---|---|---|---|
| | The First 30 days | Thereafter | The First 30 days | Thereafter | The First 30 days | Thereafter |
| Minimum Individual Purchase Amount (4) | $100 | $500 | $4 | $20 | $96 | $480 |
| Minimum with Investor Transaction Fee(3) | $103 | $515 | | | | |
| Aggregate Target Offering Amount | $10,300.00 | | $412.00 | | | $9,888 |
| Aggregate Maximum Offering Amount | $1,102,100 | | $44,084 | | | $1,058,016 |

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) The Intermediary will receive 4.0% of the Securities being issued in this Offering in connection with the Offering. This excludes fees for set-up and monthly subscription fees for the offering.

(3) Each Investor will be required to pay an Investor Transaction Fee, of three percent (3%) in order to submit a subscription in this Offering. This fee will be used to offset certain payment processing or transaction fees connected with the use of the technology.

(4) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

## RISK FACTORS

*The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.*

### Risks Related to the Company's Business and Industry

- We have a history of operating losses and management identified there is a substantial doubt about our ability to continue as a going concern.

- We have limited capital resources, and even following this offering we will need to raise additional capital. Such funding, if obtained, could result in substantial dilution or significant debt service obligations. We may not be able to obtain additional capital on commercially reasonable terms in a timely manner, which could adversely affect our liquidity, financial position, and ability to continue operations.

- We will not be successful if our product is not sufficiently adopted by the buying communities.

- Our future operating results are difficult to predict and may vary significantly from quarter to quarter, which may adversely affect the market value of the Company.

- Our products and third-party contract manufacturing activities are subject to extensive governmental regulation that could prevent us from selling our product or introducing new and/or improved products in the United States or internationally.

- We face significant competition in the rapidly changing market for treating snoring and we may be unable to manage competitive pressures.

- Our product may become obsolete if we are unable to anticipate and adapt to rapidly changing technology.

- Our international sales are subject to a number of risks that could seriously harm our ability to successfully commercialize the international markets.

- There are risks associated with outsourced production that may result in a decrease in profit to us.

- We depend on our patents and proprietary technology, which we may not be able to protect.

- Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information and disclosure of our trade secrets or proprietary information could compromise any competitive advantage that we have, which could have a materially adverse effect on our business.

- We may face intellectual property infringement claims that would be costly to resolve.

- Our failure to secure trademark registrations could adversely affect our ability to market our products and operate our business.

- We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

- We face the risk of product liability claims that could be expensive, divert management's attention and harm our reputation and business. We may not be able to maintain adequate product liability insurance.

- We depend on a few suppliers for key components, making us vulnerable to supply shortages and price fluctuation.

- Our sales and marketing efforts may not be successful.

- We rely on third-party suppliers and contract manufacturers for the manufacture and assembly of our products, and a loss or degradation in performance of these suppliers and contract manufacturers could have a material adverse effect on our business, financial condition and results of operations.

- We may not be able to implement successfully our growth strategy for our product(s) in a timely basis or at all, which could harm our business, financial condition and results of operations.

- Damage to our reputation or our brand could negatively impact our business, financial condition, and results of operations.

- Our marketing activities may not be successful.

- Our business is seasonal, which impacts our results of operations.

- We could be subject to lawsuits for which we are not fully insured.

- We depend on certain key personnel.

- We will need to carefully manage our expanding operations to achieve sustainable growth.

- We may not be able to respond in a timely and cost-effective manner to changes in consumer preferences.

- We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery and anti-kickback laws with respect to our activities outside the United States.

- We have limited clinical evidence to support patient compliance with the use our products is superior to competitive products.

- Modifications to our product may require additional FDA approval which could force us to cease marketing and/or recall the modified device until we obtain new approvals.

- We are subject to inspection and market surveillance by the FDA to determine compliance with regulatory requirements. If the FDA finds that we have failed to comply, the agency can institute a wide variety of enforcement actions which may materially affect our business operations.

**Risks Related to the Offering**

*The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.*
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

*The Company has the right to limit individual Investors commitment amount based on the Company's determination of a Investor's sophistication.*
The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Reg CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

*The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.*
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

*Our business could be negatively impacted by cyber security threats, attacks and other disruptions.*
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to

14

penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.***
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

***The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.***
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.***
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

***The Company has the right to conduct multiple closings during the Offering.***
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

**Risks Related to the Securities (Common Stock)**

***There is no present market for the Securities and we have arbitrarily set the price.***
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the

Securities and is not based on the Company's net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the price you paid for the Securities or at any other price. The Company has set the price of its Series B Non-voting Common Stock at $1.00 per share, plus a three percent (3%), Investor Transaction Fee, see "The Offering and The Securities" for further details on this fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Reg CF and the limit each investor may invest pursuant to Reg CF, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company.

***The Investor Transaction Fee may not count toward your cost basis for tax purposes.***
The Internal Revenue Service and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

## BUSINESS

### Description of the Business

Zyppah Inc. sells the Zyppah anti-snoring mouthpiece which is a class II medical device cleared by the FDA to control and treat snoring and mild to moderate sleep apnea. Although the device is FDA cleared to treat mild to moderate sleep apnea, Zyppah is marketed as a snoring appliance. Management believes Zyppah is the only anti-snoring mouthpiece with a 91% effectiveness rate as found in an FDA approved clinical study.

Zyppah is the only anti-snoring mouthpiece known to the Company which addresses snoring in two ways. Zyppah's patented approach to controlling the tongue is key to our effectiveness in maintaining an open airway to prevent snoring.

The product can be viewed on the Company's website: www.Zyppah.com. The Company is focused on distributing its products in developed countries with well-established fulfillment and customer support channels.

### The Snoring Problem

The snoring population is growing globally due to the obesity epidemic and the aging Baby Boomer population. "Snoring" never goes away it just worsens with age and can be a precursor to sleep apnea, a serious medical condition.

Snoring is linked to many serious health disorders. Snoring may lead to sleep apnea and associated health disorders including:
- Alzheimer's
- Coronary Heart Disease
- Heart attacks
- Diabetes
- High blood pressure

### Business Plan

Zyppah units are sold Direct-to-Consumer and are priced at an affordable $99.95 to $129.00 each. There are 6 models, offering different designs that appeal to various customer types: ZYPPAH standard hybrid oral appliance, ZYPPAH Beauty Sleep hybrid oral appliance, the ZYPPAH Military hybrid oral appliance and the USA Ghost which glows in the dark.

Zyppah is priced slightly higher than some competing devices but is the only device to incorporate the patented tongue strap. The strap contributes to Zyppah's superior performance with 91% efficacy. Management believes Zyppah is "Best in Class" and is looking to achieve market dominance similar to Apple and Tesla in their respective industries. Quite simply, Zyppah is clinically proven to work, and consumers recognize it!

### The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| Zyppah Anti-Snoring Mouthpiece | Treats Snoring | See table below |

| COUNTRY | ADULT POPULATION | SNORING POPULATION (45%) |
|---|---|---|
| USA Adults | 209,000,000 | 94,050,000 |
| EU Adults | 338,000,000 | 152,100,000 |
| Australia Adults | 16,380,000 | 7,371,000 |
| New Zealand Adults | 3,087,000 | 1,389,150 |
| Southeast Asia Adults | 424,620,000 | 191,079,000 |
| South America Adults | 271,530,000 | 122,188,500 |
| Central America Adults | 32,760,000 | 14,742,000 |
| **Total** | **1,295,377,000** | **582,919,650** |

## Competition

There are three primary competitive anti-snoring products:

- **ZQuiet** | Utilizing a hinge to connect the upper and lower portions of the device. The main advantage this device has is that it's less expensive. It's also easier to fit but isn't nearly as comfortable or effective as the Zyppah and could also potentially cause tooth movement.
- **SnoreRx** | A mouthpiece that is fit and customized very similar to Zyppah. However, the SnoreRx is not nearly as effective as our device because it doesn't have our patented tongue strap. It advances the jaw forward significantly and in doing so, can cause TMJ issues and permanent changes in someone's bite (teeth position) where their teeth no longer come together.
- **PureSleep** | Customizable mouthpiece, like SnoreRx, but not as effective and has similar negative issues. Is also affordable and can be tried for 30 days for just $9.95 but fails to incorporate any unique technology which sets it apart.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

## Customer Base

Our customer base is comprised of individuals who have purchased our products.

## Supply Chain

We manufacture our own products and source raw goods from suppliers, mostly Dupont.

## Intellectual Property

Zyppah's intellectual property is exclusively licensed by the founder's LLC, Always More Marketing, LLC to the Company. The license includes all intellectual property, patents, the FDA Clearances, and all other technical work products associated with the Company's products and regulatory filings. Licensing is a recognized defensive litigation strategy.

Zyppah pays Always More Marketing, a Company controlled by our founder, Dr. Greenburg, $3,208 per month for the perpetual exclusive rights. Always More Marketing has an SBA loan of approximately $658,000. The Company has the right to buy all technology licensing etc. for $658,000 or the outstanding balance of the existing SBA loan, whichever is less.

### *Patents and Provisional Patent Applications*

| Application/ PUB/ Patent # | Type | Title | File Date | Country/Organization |
|---|---|---|---|---|
| 9,138,341 B2 | | Dental Appliance | 9/27/2015 | USA |
| 10,383,758 B1 | | Dental Appliance | 8/20/2019 | USA |

### *Trademarks*

| Application or Registration # | Goods / Services | Mark | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| 4,269,506 | Goods | Zyppah | 11/12/2011 | 1/1/2013 | US |

## Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

## Litigation

None.

## USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

| Capital Raised | Minimum Raise Amount of $10,300 | Percentage of Minimum Raise Amount | Maximum Raise Amount of $1,102,100 | Percentage of Maximum Raise Amount |
|---|---|---|---|---|
| Offering Costs | $412 | 4% | $58,484 | 5.31% |
| Net Proceeds | $9,888 | | $1,043,616 | |
| Manufacturing | 1,186 | 12% | 123,794 | 12% |
| Operational Costs | 4,944 | 35% | 361,066 | 35% |
| Marketing | 3,461 | 50% | 515,808 | 50% |
| Miscellaneous | 297 | 3% | 30,948 | 3% |
| Total | $9,888 | 100% | $1,043,616 | 100% |

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The amount of the proceeds paid for offering costs encompasses the monthly fees of $1,600 for approximately six (6) months, and commission fee of four percent (4%) of the offering proceeds. In the case of a minimum raise, the commissions would be paid from on the total, but the monthly subscription expectation of $14,400 would have to be paid by means other than the proceeds. In the case of the maximum raise, the commission fee of four percent (4%) and the expected subscription fee total would be paid from the proceeds.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Economic conditions may alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements.

## DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Jonathan Greenburg | Chairman, Secretary, Treasurer and Director | Chairman, Secretary, Treasurer and Director of Zyppah Inc. | ▪ 1974–1978 Syracuse University BS Degree, Bio-Medical Engineering Syracuse, NY<br>▪ 1978–1981 New York University College of Dentistry DDS Degree New York, NY<br>▪ 1981–1982 VA Hospital General Practice Residency Sepulveda, CA |

| | | | |
|---|---|---|---|
| | | | ▪ Fellow, Academy of General Dentistry<br>▪ Member, American Academy of Sleep Medicine<br>▪ Member, American Academy of Dental Sleep Medicine<br>▪ Member, Academy of Dentistry International |
| Lawrence Biggs | CEO | 4-1-22 to present CEO of Zyppah Inc.<br>2/1/19 to 3/31/22 - Senior Adviser to the CEO – Capital Markets for Vivos Therapeutics Inc. | ▪ 1977 – 1980 Attended University of Las Vegas |

### *Indemnification*

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

### *Employees*

The Company currently employs 5 employees.

## CAPITALIZATION AND OWNERSHIP

### Capitalization

The Company has issued the following outstanding Securities:

| Type of security | Class A Common Stock |
|---|---|
| Amount outstanding/Face Value | 25,000,000 |
| Voting Rights | |
| Anti-Dilution Rights | |
| How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF | |
| Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities). | 84.91% |

| Type of security | Class B Common Stock |
|---|---|
| Amount outstanding/Face Value | 71,868 |
| Voting Rights | |
| Anti-Dilution Rights | |
| How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF | |
| Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities). | 7.19% |

| Type of security | Series A Preferred Stock |
|---|---|
| Amount outstanding/Face Value | 35,934 |
| Voting Rights | |
| Anti-Dilution Rights | |
| How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF | |
| Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities). | 7.19% |

The Company has the following debt outstanding:

| Type of debt | Notes |
|---|---|
| Amount outstanding | $101,645 |
| Interest Rate and Amortization Schedule | Non-interest Bearing |
| Description of Collateral | Uncollateralized |
| Other Material Terms | No Other Material Terms |
| Maturity Date | On Demand Without Maturity Dates |

| Type of debt | Related Party |
|---|---|
| Amount outstanding | $803,492 |
| Interest Rate and Amortization Schedule | Non-interest Bearing |
| Description of Collateral | Uncollateralized |
| Other Material Terms | No Other Material Terms |
| Maturity Date | On Demand Without Maturity Dates |

**Ownership**

A majority of the Company is owned by Jonathan Greenburg.

Below the beneficial owners of 20% percent or more of tbe Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Number and type/class of security held | Percentage ownership |
|---|---|---|
| Jonathan Greenburg | 12,721,332 shares of Class A Common Stock | 50.89% |
| Larry Biggs | 6,350,000 shares of Class A Common Stock | 25.40% |

# FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.**

## Operations

Zyppah, Inc. ("the Company") was incorporated on March 1, 2012 under the laws of the State of Nevada, and is headquartered in Calabasas, CA. The Company Zyppah Incl sells the Zyppah anti-snoring mouthpiece which is a class II medical device cleared by the FDA to control and treat snoring and mild to moderate sleep apnea. Althougb tbe device is FDA cleared to treat mild to moderate sleep apnea, Zyppah is marketed as a snoring appliance. Management believes Zyppah is the only anti-snoring mouthpiece with a 91% effectiveness rate as found in an FDA approved clinical study.

Zyppah is the only anti-snoring mouthpiece known to the Company which addresses snoring in two ways. Zyppah's patented approach to controlling the tongue is key to our effectiveness in maintaining an open airway to prevent snoring.

The product can be viewed on the Company's website: www.Zyppah.com. The Company is focused on distributing its products in developed countries with well-established fulfillment and customer support channels.

## Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents

## Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds as discussed.

## Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

## Valuation
The Company bas ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

## Material Changes and Other Information

## Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

| Security Type | Principal Amount of Securities Issued | Amount of Securities Sold | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Reg CF Crowdfunding | 107,000 | 35,000 | Operating costs and marketing | 2/2/2018 | Section 4(a)(2) / Reg D 506(b) |
| Reg D 506(b) | 100,000 | 100,000 | Operating costs and marketing | 6/22/2023 | |

## THE OFFERING AND THE SECURITIES

### The Offering

The Company is offering up to 1,070,000 Securities for up to $1,102,100. The Company is attempting to raise a minimum amount of $10,300.00 in this Offering (the **"Target Amount"**). The Company must receive commitments from investors in an amount totaling the Target Amount by May 31, 2024 (the **"Offering Deadline"**) in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $1,102,100 (the **"Maximum Amount"**) and the additional Securities will be allocated on a at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer and anti-money laundering policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to forty-eight (48) hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.
Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material changes to an offering include but are not limited to a change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum investment amount that an Investor may invest in the Offering is $100 for the first 30 days and $500 thereafter.

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

The Offering is being made through DealMaker Securities LLC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

## Perks

Investments made during the first 30-days (beginning on the date the SEC accepts receipt of the Form C, and ending at mid-night PST), were the minimum investment is set to $100, will receive the following perks, as follows:

- $100 investment will receive: ZYPPAH
- $500 Investment will receive: ZYPPAH
- $1,000+ Investment will receive: ZYPPAH and 5% Bonus
- $10,000 Investment will receive: 7.5% Bonus and Membership of President's Circle (Max 100 Members) [Plaque/Certificate; Quarterly Update Meeting with Founder & CEO; As new products come to market, you will get a free sample; Participation in new product testing and launches (Member of ZYPPAH's new product evaluation committee)]
- $50,000 Investment will receive: 7.5% Bonus and Membership of President's Circle along with VIP Trip to LA (Air travel for two, 2 Nights Premier Hotel and Day Spent with the president + CEO)

Investments made after the first 30 days (as defined above), where the minimum investment is $500 will receive the following perks, as follows:

- $500+ Investment will receive: ZYPPAH
- $5,000+ Investment will receive: 5% Bonus
- Invest $10,000 will receive: 7.5% Bonus and Membership of President's Circle (Max 100 Members) [Plaque/Certificate; Quarterly Update Meeting with Founder & CEO; As new products come to market, you will get a free sample; Participation in new product testing and launches (Member of ZYPPAH's new product evaluation committee)]
- $50,000 Investment will receive: 7.5% Bonus and Membership of President's Circle (VIP Trip to LA; Air travel for two, 2 Nights Premier Hotel and Day Spent with the president + CEO)

### *Enterprise Bank & Trust*

**ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.**

### *Commission/Fees*

DealMaker Securities LLC will receive a 4% commission based on the dollar amount of the securities sold. The Company paid a one-time $12,000 service fee, a $1,600 monthly maintenance fee, and must reimburse certain expenses related to the Offering.

*Stock, Warrants and Other Compensation*

None

*Transfer Agent and Registrar*

The Company will act as transfer agent and registrar for the Securities.

**The Securities**

We request that you please review our organizational documents related subscription documents in conjunction with the following summary information.

**Capitalization Table**

| ZYPPAH, INC. | | |
|---|---|---|
| **Capitalization Table** | | |
| | | |
| **Class A Common Stock** | | |
| | **Shares** | **%** |
| **Authorized - Class A Common** | **40,000,000** | **100.0%** |
| Common Stock Issued and Outstanding | 21,227,885 | 84.9% |
| Reserved for employee options/grants | 3,704,268 | 14.8% |
| Reserved for loan fee payments | 67,847 | 0.3% |
| **Total Shares Outstanding and Committed** | **25,000,000** | **100.0%** |
| | | |
| **Beneficial Owners - Class A Common** | | |
| Jonathan Greenburg | 12,721,332 | 50.9% |
| Larry Biggs | 6,350,000 | 25.4% |
| Owen Gonzales | 882,800 | 3.5% |
| Always More Marketing | 545,539 | 2.2% |
| All other shareholders as a group | 728,214 | 2.9% |
| **Total Shares Issued and Outstanding** | **21,227,885** | **84.9%** |
| | | |
| **Class B Common Stock** | | |
| **Authorized - Class B Common** | 1,000,000 | 100.0% |
| Common Stock Issued and Outstanding | 0 | 0.0% |
| Reserved for econversion of Series A Preferred stock | 71,868 | 100.0% |
| **Total Shares Outstanding and Committed** | **71,868** | **100.00%** |
| | | |
| **Series A Preferred Stock** | | |
| **Designated - Series A Preferred** | **500,000** | **100.0%** |
| Preferred Stock Issued and Outstanding | 35,934 | 100.0% |

| Total Shares Issued and Outstanding | 35,934 | 100.0% |
| --- | --- | --- |

### Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

### Dividends

The Securities do not entitle the Investors to any dividend

### Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other shares or instruments (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

### Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

### Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

### What it Means to be a Minority Holder

As an investor in shares of the Common Stock of the Company, you will not have any rights with respect to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. You will not be entitled to elect members of the Company's Board of Directors.

### Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

### Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the

Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

**Other Material Terms**

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

**TAX MATTERS**

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: Jonathan Greenburg.

Zyppah's intellectual property is exclusively licensed by the founder's LLC, Always More Marketing, LLC to the Company. The license includes all intellectual property, the patents, the FDA Clearances, and all other technical work products associated with the Company's products and regulatory filings. Licensing is a recognized defensive litigation strategy.

Zyppah pays Always More Marketing, a Company controlled by our founder, Dr. Greenburg, $3,208 per month for the perpetual exclusive rights. Always More Marketing has an SBA loan of approximately $658,000. The Company has the right to buy all technology licensing etc. for $658,000 or the outstanding balance of the existing SBA loan, whichever is less.

## EXHIBIT B
*Disclaimers*

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

## NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

## NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

### Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

## *Disclaimer of Television Presentation*

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

# EXHIBIT C
*Financials*

**Zyppah, Inc.** (the "Company") a Nevada Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended October 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Zyppah, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of October 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Emphasis of Matter Regarding Going Concern**
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 31, 2023

*Vincenzo Mongio*

## Statement of Financial Position

| | As of October 31, | |
|---|---|---|
| | 2022 | 2021 |
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and Cash Equivalents | 39,290 | 138,016 |
| Security Deposit | 19,472 | 16,472 |
| Prepaid Expenses | 22,713 | 21,834 |
| Inventory | 506,374 | 609,568 |
| Payroll Tax Credit Receivable | - | 39,897 |
| Total Current Assets | 587,849 | 825,788 |
| **Non-current Assets** | | |
| Tooling, net of Accumulated Depreciation | 44,674 | 87,326 |
| Right of Use Operating Lease Assets | 538,733 | 703,011 |
| Total Non-Current Assets | 583,407 | 790,338 |
| TOTAL ASSETS | 1,171,256 | 1,616,125 |
| | | |
| **LIABILITIES AND EQUITY** | | |
| **Liabilities** | | |
| **Current Liabilities** | | |
| Accounts Payable | 810,431 | 806,874 |
| Taxes Payable | 20,848 | - |
| Accrued Expenses | 5,669 | - |
| Accrued Interest | - | 23,740 |
| Notes Payable | 101,645 | 1,565,596 |
| Notes Payable - Related Party | 803,692 | - |
| Insurance Payable | 19,877 | - |
| Contingent Liabilities from Potential Settlements | 425,779 | 425,779 |
| Current Portion of Right of Use Operating Lease Liabilities | 168,779 | 177,817 |
| Sales Tax Payable | 66,654 | 35,000 |
| Total Current Liabilities | 2,423,374 | 3,034,805 |
| **Long-term Liabilities** | | |
| Notes Payable | 481,481 | 583,126 |
| Notes Payable - Related Party | - | 578,224 |
| Non- Current Portion of Right of Use Operating Lease Liabilities | 386,593 | 536,103 |
| Deferred Compensation | 395,713 | 228,108 |
| Total Long-Term Liabilities | 1,263,787 | 1,925,561 |
| TOTAL LIABILITIES | 3,687,161 | 4,960,366 |
| **EQUITY** | | |
| Common Stock | 879 | 877 |
| Preferred Stock | 4 | 4 |
| Additional Paid in Capital | 5,103,830 | 4,961,332 |
| Accumulated Deficit | (7,620,617) | (8,306,453) |
| Total Equity | (2,515,905) | (3,344,241) |
| TOTAL LIABILITIES AND EQUITY | 1,171,256 | 1,616,125 |

## Statement of Operations

| | Year Ended October 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| Revenue | 1,981,092 | 3,059,386 |
| Cost of Revenue | 246,506 | 289,925 |
| Gross Profit | 1,734,587 | 2,769,461 |
| Operating Expenses | | |
| Advertising and Marketing | 47,700 | 429,235 |
| General and Administrative | 1,021,153 | 1,640,394 |
| Research and Development | - | 2,785 |
| Rent and Lease | 105,836 | 27,846 |
| Depreciation | 42,652 | 42,652 |
| Total Operating Expenses | 1,217,341 | 2,142,911 |
| Operating Income (loss) | 517,246 | 626,550 |
| Other Income | | |
| Interest Income | 545 | - |
| Gain from Debt Settlements | 54,000 | 29,880 |
| Gain from Cancellation of Deferred Compensation | 62,500 | - |
| PPP Loan Forgiveness | 143,212 | 151,259 |
| Other | 36,516 | 39,897 |
| Total Other Income | 296,773 | 221,036 |
| Other Expense | | |
| Interest Expense | 107,210 | 362,069 |
| Other | 125 | - |
| Total Other Expense | 107,335 | 362,069 |
| Earnings Before Income Taxes | 706,684 | 485,517 |
| Provision for Income Tax Expense/(Benefit) | 20,848 | - |
| Net Income (loss) | 685,836 | 485,517 |

## Statement of Changes in Shareholder Equity

| | Class A Common Stock | | Series A Preferred Stock | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | # of Shares Amount | $ Amount | # of Shares Amount | $ Amount | APIC | Accumulated Deficit | Total Shareholder Equity |
| Beginning Balance at 11/1/2020 | 8,766,359 | 877 | 35,934 | 4 | 4,961,332 | (8,791,970) | (3,829,758) |
| Net Income (Loss) | - | - | - | - | - | 485,517 | 485,517 |
| Ending Balance 10/31/2021 | 8,766,359 | 877 | 35,934 | 4 | 4,961,332 | (8,306,453) | (3,344,241) |
| Issuance of Common Stock | 19,450 | 2 | - | - | 142,498 | - | 142,500 |
| Net Income (Loss) | - | - | - | - | - | 685,836 | 685,836 |
| Ending Balance 10/31/2022 | 8,785,809 | 879 | 35,934 | 4 | 5,103,830 | (7,620,617) | (2,515,905) |

## Statement of Cash Flows

| | Year Ended October 31, | |
| --- | --- | --- |
| | **2022** | **2021** |
| OPERATING ACTIVITIES | | |
| Net Income (Loss) | 685,836 | 485,517 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Depreciation | 42,652 | 42,652 |
| Accounts Payable and Accrued Expenses | 9,227 | 9,157 |
| Accrued Interest | (23,740) | (15,052) |
| Payroll Tax Credit Receivable | 39,897 | (39,897) |
| Inventory | 103,194 | 121,578 |
| Accounts Receivable | - | 57,486 |
| Prepaids | (879) | 38,379 |
| Sales Tax Payable | 31,654 | 35,000 |
| Deferred Compensation | 167,606 | 220,108 |
| Insurance Payable | 19,877 | - |
| PPP Loan Forgiveness | (143,212) | (151,259) |
| Right of Use Assets | 5,730 | 10,909 |
| Other | - | 1,359 |
| Income Tax payable | 20,848 | |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | 272,854 | 330,419 |
| Net Cash provided by (used in) Operating Activities | 958,690 | 815,936 |
| INVESTING ACTIVITIES | | |
| Security Deposits | (3,000) | - |
| Net Cash provided by (used by) Investing Activities | (3,000) | - |
| FINANCING ACTIVITIES | | |
| Proceeds from Notes Payable | - | 143,212 |
| Repayments of Notes Payable | (1,422,384) | (839,130) |
| Notes Payable - Related Parties | 225,468 | - |
| Payment of Settlement from Notes Payables | - | (63,000) |
| Proceeds from the Issuance of Common Stock | 2 | - |
| Additional Proceeds from the Issuance of Common Stock | 142,498 | - |
| Net Cash provided by (used in) Financing Activities | (1,054,416) | (758,918) |
| Cash at the beginning of period | 138,016 | 80,998 |
| Net Cash increase (decrease) for period | (98,726) | 57,018 |
| Cash at end of period | 39,290 | 138,016 |

**Zyppah, Inc.**
**Notes to the Unaudited Financial Statements**
**October 31st, 2022**
**$USD**

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Zyppah, Inc. ("the Company") was formed in 2012 as a Nevada C-Corporation and has been selling the founder's patented anti-snoring mouthpiece directly to individual consumers via online sales through Amazon and its own online store. Since founding it's sold over $40M worth of the devices throughout the United States and Canada.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on October 31. The Company has no interest in variable interest entities and no predecessor entities.

### Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

### Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

## Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

## Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for October 31, 2022.

A summary of the Company's property and equipment is below.

| Property Type | Useful Life in Years | Cost | Accumulated Depreciation | Disposals | Book Value as of 10/31/22 |
|---|---|---|---|---|---|
| Tooling | 10 | 399,160 | (354,485) | - | 44,674 |
| Grand Total | - | 399,160 | (354,485) | - | 44,674 |

## Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

## Inventory

The Company had an inventory balance of $506,374 as of October 31$^{st}$, 2022, consisting of appliances of $474,629, breath strips of $21,888, packaging of $8,786, and manuals of $1,071. The Company values its inventory using the weighted average cost method and performs inventory counts on a quarterly basis.

## Deferred Compensation

The Company had a deferred compensation balance of $395,713 as of October 31$^{st}$, 2022. Management intends to payout the deferred compensation at their discretion based on the success of future operations.

## Insurance Payable

The Company obtained general liability insurance coverage resulting in a payable of $19,877 as of October 31$^{st}$, 2022. The payable does not accrue interest and requires quarterly payments of approximately $7,000.

## Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

## General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

## Equity Based Compensation

The Company did not have any equity-based compensation as of October 31$^{st}$, 2022.

## Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Nevada. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

|  | 2022 | 2021 |
|---|---|---|
| Deferred tax assets: | | |
| Net operating loss carryforwards | 715,024 | 798,414 |
| Other | - | - |
| Total | 715,024 | 798,414 |
| Less: Valuation Allowance | 715,024 | 798,414 |
| *Net deferred tax asset (liability)* | - | - |

The provisions for income taxes consist of the following components:

|  | 2022 | 2021 |
|---|---|---|
| Current | 20,848 | - |
| Change in deferred asset/liability | - | - |
| *Total Provision for Expense/(Benefit)* | 20,848 | - |

The provision for federal income taxes differs from that computed by applying federal statutory rates to income before federal income tax expense, as indicated in the following analysis:

|  | 2022 | 2021 |
|---|---|---|
| Income (Loss) before federal income tax expense | 706,684 | 485,517 |
| Federal statutory income tax at 21% | 148,404 | 101,959 |
| Change in Valuation Allowance | (83,391) | (85,331) |
| Non-taxable Income (PPP Loan Forgiveness) | (30,075) | (31,764) |
| Other Book to tax Differences | (14,090) | 15,136 |
| *Total Provision for Expense/(Benefit)* | 20,848 | - |

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company founder is a 3% shareholder in a separate company that owns the Zyppah patents and licenses the use of the patents to Zyppah. In 2021 and 2022 the Company paid no monies to this company for the use of the patent license. The Company had an outstanding loan due to this Company of $223,915 as of October 31$^{st}$, 2022. The loan does not accrue interest and is due on demand.

The Company was loaned various amounts by various related parties totaling $579,777 as of October 31$^{st}$, 2022. The loans do not accrue interest and are due on demand.

## NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently complying with all relevant laws and regulations.

Contingent Liabilities from Potential Settlements

The Company had contingent liabilities from potential settlements balance of $425,779 as of October 31$^{st}$, 2022, related to various loans and a civil action.

The Company had a loan in 2020 totaling $540,000 that due to the COVID-19 pandemic shutdowns was unable to repay. The Company has been in ongoing negotiations to settle and had a recorded liability of $87,000 as of October 31$^{st}$, 2022. In 2023, the third party agreed to settle for $89,000, but no formal written agreements have yet to be executed.

The Company had another loan totaling $428,263 that due to the COVID-19 pandemic shutdowns was unable to repay. The Company had been in ongoing negotiations to settle and had a recorded liability of $75,429 as of October 31$^{st}$, 2022. The Company settled for approximately the same amount and paid it off in 2023.

The Company had another loan totaling $689,000 that due to the COVID-19 pandemic shutdowns was unable to repay. The Company had been in ongoing negotiations to settle and had a recorded liability of $103,350 as of October 31$^{st}$, 2022. The Company settled for approximately the same amount and paid it off in 2023.

A former contractor entered into a civil action against the Company regarding payroll disputes. The Company had been in ongoing negotiations to settle and had a recorded liability of $160,000 as of October 31$^{st}$, 2022. The Company settled for approximately the same amount and payments have been made with the last anticipated payment being in 2023.

The Company's landlord filed a Verified Complaint for Unlawful Detainer in 2022 due to the Company having a past due rent balance of $289,303. The Company's settled the dispute in 2022 resulting in the Company being forgiven $245,908 of the original amount and being required to pay off $43,396. The repayment plan consists of on or before the first day of each calendar month during the forty-five month period from August 1$^{st}$, 2022 through April 30$^{th}$, 2026, time being of the essence as to each such date, and in addition to timely paying, pursuant to the provisions of the lease, all of its other monetary obligations under the lease, the Company shall pay to the landlord (without notice or demand by landlord) the $43,396 Amount in monthly installments of $964 per month.

Rent and Lease

In 2018, the Company entered into an office lease agreement. The lease has a 90-month term length and one option to extend the lease an additional 5 years.

|  | Fiscal Year Ending 2022-10 |
|---|---|
| **Other Information** | |
| (Gains) losses on sale-leaseback transactions, net * | |
| Cash paid for amounts included in the measurement of lease liabilities | |
|     Operating cash flows from finance leases (i.e. Interest) | 0 |
|     Financing cash flows from finance leases (i.e. principal portion) | 0 |
|     Operating cash flows from operating leases | 177,817 |
| ROU assets obtained in exchange for new finance lease liabilities | 0 |
| ROU assets obtained in exchange for new operating lease liabilities | 0 |
| Weighted-average remaining lease term in years for finance leases | 0 |
| Weighted-average remaining lease term in years for operating leases | 3 |

| | | |
|---|---|---|
| Weighted-average discount rate for finance leases | | 0% |
| Weighted-average discount rate for operating leases | | 3% |

| Maturity Analysis | Finance | Operating |
|---|---|---|
| 2023-10 | 0 | 183,152 |
| 2024-10 | 0 | 188,646 |
| 2025-10 | 0 | 194,306 |
| 2026-10 | 0 | 16,472 |
| 2027-10 | 0 | 0 |
| Thereafter | 0 | 0 |
| Total undiscounted cash flows | 0 | 582,576 |
| Less: present value discount | 0 | (27,204) |
| Total lease liabilities | 0 | 555,372 |

## NOTE 5 – LIABILITIES AND DEBT

The Company entered into a loan agreement for $500,000 with an interest rate of 3.75% and a maturity date in 2050. The balance of this loan was $500,000 as of October 31, 2022 and 2021, respectively.

The Company entered into a loan to purchase inventory resulting in balances of $83,126 and $1,505,510 as of October 31st, 2022 and 2021, respectively. The loan accrues interest at 19.75%. The balance was fully paid off in November of 2022.

The Company entered into two PPP totaling $151,259 and $143,212 that were fully forgiven in 2021 and 2022, respectively. The Company recorded $151,259 and $143,212 in 2021 and 2022 to other income related to loan forgiveness.

*Debt Summary*

| Debt Instrument Name | Principal Amount | Interest Rate | Maturity Date | For the Year Ended October 2022 | | | | For the Year Ended October 2021 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Current Portion | Non-Current Portion | Total Indebtedness | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness | Accrued Interest |
| Inventory Loan | 2,995,530 | 19.75% | 2023 | 83,126 | - | 83,126 | - | 1,422,384 | 83,126 | 1,505,510 | 23,740 |
| SBA Loan | 500,000 | 3.75% | 2050 | 18,519 | 481,481 | 500,000 | - | - | 500,000 | 500,000 | - |
| PPP Loan | 143,212 | 1% | 2022 | - | - | - | - | 143,212 | - | 143,212 | |
| Notes Payables - Related Parties | 803,692 | None | Due on Demand | 803,692 | - | 803,692 | - | - | 578,224 | 578,224 | - |
| Total | | | | 905,337 | 481,481 | 1,386,818 | - | 1,565,596 | 1,161,350 | 2,726,946 | 23,740 |

### Debt Principal Maturities 5 Years Subsequent to 2022

| Year | Amount |
|---|---|
| 2023 | 905,337 |
| 2024 | $18,519 |
| 2025 | $18,519 |
| 2026 | $18,519 |
| 2027 | $18,519 |
| Thereafter | $407,405 |

**NOTE 6 – EQUITY**

The Company had authorized 10,000,000 shares of Common stock with a par value of $0.0001 including 9,000,000 Class A Voting shares and 1,000,000 Class B Nonvoting shares.

**Dividends:** The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company also authorized 5,000,000 Preferred shares with a par value of $0.0001. 1,000,000 of the Preferred Shares are designated as Series A Preferred Shares.

As of October 31st, 2021 and 2022, there were 8,785,809 Class A shares issued and outstanding, no Class B shares issued or outstanding, and 35,934 Series A Preferred Shares issued and outstanding.

Designation particulars of the Series A Preferred share are i) Each share of Series A Preferred Stock shall automatically be converted into shares of Class B Common Stock, immediately upon the earlier of (a) receipt by the Series A Holders of distributions upon a Change of Control, in an amount equal to two times the purchase price for the Series A Preferred Stock, or (b) the date specified by written consent or agreement of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, ii) Preferred Stock in the event of dissolution, liquidation or winding up, either voluntary or involuntary, that is not in connection with a Change of Control, any assets legally available for distribution, shall be distributed pro rata to the holders of Class A Common Stock, Class B Common Stock and Series A Preferred Stock (on an as converted basis).

**Voting:** Preferred shareholders have 1 vote for every common share they could own if converted.

**Dividends:** The holders of the Series preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of October 31, 2022, no dividends had been declared.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to October 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 31, 2023, the date these financial statements were available to be issued.

In November 2022, the Company Board and Shareholders authorized amending the Company's Charter to increase the authorized number of Class A Voting Common shares from 9 million to 40 million. At the same time, the Company issued 6,350,000 restricted Class A Common shares to the Company's new CEO, pursuant to terms of his employment agreement, which stipulated he would own approximately 30% of the Company's outstanding shares as CEO. At the same time, the Company founder was issued 5,977,776 restricted shares of Class A Common Stock to retain his majority ownership share of the Company.

In February of 2023, 16,950 restricted shares of Company Class A Voting common stock was issued to a private party for loaning the Company $120,000 and 2,500 restricted shares of Company Class A Common stock to a related party who loaned money to the Company in the past.

The Company issued 92,000 shares to 13 individuals totaling $115,000 pursuant to the Reg D offering.

In January, the Company entered into a sublease agreement whereby they will lease out a portion of their premises for $13,500 monthly including a 3% increase annually and a lease term of 39 months. The tenant will be responsible for 90% of the proportionate share of operating expenses.

See Note 4 – Commitments, Contingencies, and Compliance with Laws and Regulations for details of settlements executed after October 31st, 2022.

## NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses in prior years, has an accumulated net loss, incurred negative working capital, and is in a net loss position for the current fiscal year.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

**EXHIBIT D**

*Offering Page found on Intermediary's Portal*



ZYPPAH

PROBLEM SOLUTIONS PERKS TEAM FAQ DISCUSSION INVEST NOW

MEET ZYPPAH

# You've Experienced Our Leading Anti-Snoring Solution - **Now You Can Invest In It**

Snoring is a massive problem affecting 100M+ people in the US alone. On a global scale, there are almost 600 million snorers in developed countries. We solve the snoring problem with our patented mouthguards which boasts a 91% success rate proven via an FDA-approved clinical study.

Capturing just 10% of the US market is worth $1B in revenue. Capturing just 0.2% of the snorers in developed countries worldwide is worth $1.2B in revenue. **Join the market leaders** in stopping snoring as we scale and become the go-to brand for all things sleep.

Opportunity ends in 37 DAYS 13 HOURS 40 MINUTES 33 SECONDS

INVEST NOW Offering Circular | Form C

$100 Minimum Investment

$1.00 Price Per Share

Featured















NBC NIGHTLY NEWS WITH LESTER HOLT · Bloomberg · CBS · USA TODAY · NBC NIGHTLY NEWS WITH LESTER HOLT · OZ · Bloomberg · CBS · USA TODAY

Highlights

## Historic Growth

| $55M+ | 400,000+ | 500,000+ | $6M |
|---|---|---|---|
| In sales to date | Customers | Products sold | Paid for inventory on hand |

### Approved to sell in the US, Canada, and EU

FDA

FDA Cleared

### Massive market potential

**100 Million**

Only 3% of the US's 100M snorers have sought a solution

**582 Million**

Less than 3% of the global 582M snoring population have sought a solution

Perks

## Customer Exclusive Investment Opportunity

First 30 Days

**INVEST $100**

Receive:

- A free ZYPPAH mouthguard

**INVEST $500**

Receive:

- A free ZYPPAH mouthguard

**INVEST $1,000+**

Receive:

- 5% bonus shares
- A free ZYPPAH mouthguard

**INVEST $10,000**

Receive

- 7.5% bonus shares
- Presidents Circle (Max 100 Members)
- Plaque/Certificate
- Quarterly Update Meeting with Founder & CEO
- As new products come to market, you will get a free sample

**INVEST $50,000**

Receive

- 7.5% bonus shares
- Presidents Circle
- VIP Trip to LA
- Air travel for two
- 2 Nights Premier Hotel
- Day Spent with the president + CEO

Opportunity

Made in Webflow



ZYPPAH

PROBLEM   SOLUTIONS   PERKS   TEAM   FAQ   DISCUSSION   **INVEST NOW**

# Snoring Affects Over 100M People in the US Alone

Snoring isn't just annoying, it's a major health problem. People who snore get worse sleep, wake up feeling tired, and are at higher risk for a number of health problems.

- Weakened Immune System
- Obstructive Sleep Apnea
- Sleep Deprivation
- Weight Gain
- Inability To Lose Weight
- Type 2 Diabetes

- GERD
- Heart Disease
- High Blood Pressure
- Stroke
- Alzheimer's
- Cancer



Solution

## Our FDA-Cleared Mouthguard Has a 91% Success Rate

Snoring is caused by the tongue obstructing the airway. We've made the only anti-snoring aid that directly stops the tongue from blocking the airway. That's why we had a 91% success rate in an FDA-approved clinical study (compared to 15% to 45% for our competitors).

## Ready to learn more? Download our pitch deck

Enter your email    **GET MY DECK**

Product

## How ZYPPAH Works

1. Clinically tested and patented band stabilizes the tongue
2. Self molded for a custom fit and unsurpassed comfort
3. Mandibular advancement moves the jaw forward for improved airflow





Traction

## $55M in Sales to Date Is Just the Start

Our 400,000+ customers and $55M in revenue to date prove an anti-snoring device that actually works is in high demand. This is an opportunity to invest in a winning company as we prepare to scale.

- $55M+ in sales to date
- 400,000+ customers
- 1,000s of 5-star reviews

ZYPPAH PROBLEM SOLUTIONS PERKS TEAM FAQ DISCUSSION INVEST NOW

*"Best sleeping product I have ever used. Should have bought more. I have used Zyppah for several years now."*
**-Richard**

*I wear the zyppah every night. My wife no longer wants to smother me with a pillow. I can breath just fine with my zyppah in. I have gotten great results No more snoring for me.*
**-Jose**

*"After 20 years suffering snoring problems, including a surgery without results, this appliance finally solved the problem. Additionally, it replaced my old device for teeth grinding. Great product."*
**-Alex**



Growth

# Solving Snoring Is a $1 Billion Opportunity

Our biggest opportunities are ahead of us. With over 100 million snorers in the US alone, a 10% penetration of the market generates over $1B in revenue. Capturing just 0.2% of the snorers in developed countries worldwide is worth $1.2B in revenue.

By joining us as an investor, you can share in our growth as we grow into this market and help people who snore get better sleep, wake up refreshed, and reduce the higher risks for a number of health problems.

Ready to learn more? Download our pitch deck

Enter your email GET MY DECK

ZYPPAH    PROBLEM   SOLUTIONS   PERKS   TEAM   FAQ   DISCUSSION   INVEST NOW



Business Model

# A High-Margin Business

As a direct-to-consumer brand, we can keep our costs low and our margins high. We don't need a large sales team or our own brick-and-mortar stores to scale our brand. Not needing to build an extensive infrastructure is a massive benefit when scaling a company.

Roadmap

## How Your Investment Helps Us Scale

We aim to leverage our brand as the market leader in anti-snoring devices to expand into more sleep products, including pillows, sleep aids, and even a snoring app. We plan to increase marketing spend in our domestic market while we also expanding internationally

### Products coming to market in 3-6 Months

| | | |
|---|---|---|
| Mouth tape | Pillow | Sleep supplement w/ CBD |
| Oxygen desaturation alarm | Snoring app | Variations of existing products |

The time frames are expectations, but are subject to change at management's discretion, or abandoned entirely.

Leadership

## Meet the Team



**Dr. Greenburg**
Chairman
Read Bio +

**Mr. Lawrence Biggs**
CEO
Read Bio +

## FAQ - About the raise

1. What's your share price?                                    ⌄
2. What is the minimum investment size?                        ⌄
3. What kind of shares are you issuing?                         ⌄
4. How much are you raising?                                    ⌄
5. What is the current valuation of the company?               ⌄
6. Why Should I Invest?                                         ⌄
7. How Will Zyppah Make Money?                                 ⌄
8. How Do I Know People Will Buy This Solution?                ⌄
9. Are There More Opportunities Ahead?                         ⌄
10. Why Didn't A Bigger Company Do This Already?               ⌄
11. How do you plan to use the proceeds from this funding round? ⌄
12. What perks do I get for investing?                          ⌄



ZYPPAH PROBLEM SOLUTIONS PERKS TEAM FAQ DISCUSSION INVEST NOW

13. How do I get a return on my investment?

14. What industries are you currently focused on?

15. When will I receive my shares?

16. Are there higher fees if you invest via credit card vs. ACH?

17.Will you be paying out dividends to investors?

## General FAQ

## Join the Discussion

Loading Comments



ZYPPAH

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Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations.DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

*research study sources can be provided upon request.

# EXHIBIT E

*Subscription Agreement*

# ZYPPAH, INC.
# SUBSCRIPTION AGREEMENT

## Subscription Disclosures

**THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.** THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

**THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS.** ALTHOUGH AN OFFERING MEMORANDUM HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING MEMORANDUM DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY NOVATION SOLUTIONS INC. (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

**INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d).** THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

**PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING MEMORANDUM OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE.** IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

**THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.** THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD- LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING.** NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

**THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE.** EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

# Subscription Agreement

1.    Subscription.

a.    The undersigned (the "Subscriber") hereby subscribes for and agrees to purchase such number of shares of common stock (the "Securities" or "Common Stock"), of Zyppah Inc., a Nevada corporation (the "Company"), set forth on the signature page at a per share price of $1.00 and for a total purchase price set forth on the signature page, upon the terms and conditions set forth herein. The rights and preferences of  the Securities are as set forth in the Company's bylaws ("Bylaws") and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document. Capitalized terms not otherwise defined have the meaning set forth in the offering statement on Form C of the Company filed with the SEC (the "Offering Statement").

b.    The Subscriber recognizes that there is a three percent (3%) (the "Investor Transaction Fee") that is added to the total cash needed to make the investment for the Securities. This fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding ("Reg CF") and the limit each investor may invest pursuant to Reg CF as described herein. The Broker and its affiliates will receive cash commission on this fee.

c.    The minimum investment amount for each Subscriber is $103, including the Investor Transaction Fee for the first 30-days of the Offering, beginning on the SEC's acceptance date and time of the Offering, and ending at midnight PST on the 30$^{th}$ day.  At that time the minimum investment amount for each subscriber will be changes to $515, which includes the Investor Transaction Fee.

d.    By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Memorandum of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

e.    This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

f.    The aggregate amount of Securities sold shall not exceed $1,102,100 (the "Maximum Offering"), including the Investor Transaction Fee. The Company may accept subscriptions until May 31, 2024 (the "Termination Date"). Providing that subscriptions for $ 10,300 of Securities are received (the "Minimum Offering"), including the Investor Transaction Fee, the Company may elect at any time to close all or any portion of this Offering, on various dates at or prior to the Termination Date (each a "Closing Date").

g.    In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.    Purchase Procedure.

a.    Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

b.       <u>Escrow arrangements.</u> Payment for the Securities shall be received by Enterprise Bank & Trust (the "Escrow Agent") from the Subscriber by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with the Escrow Agent's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The Subscriber shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company or any transfer agent the Company, in its discretion, choses to maintain records of

Securities ownership, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

<u>3.Representations and Warranties of the Company.</u>

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

a.       <u>Organization and Standing.</u> The Company is a Corporation duly formed, validly existing and in good standing under the laws of the State of Nevada. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription  Agreement, the Bylaws and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign entity in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

b.       <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

c.       <u>Issuance of the Securities.</u> The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement have been duly authorized by all necessary corporate actions on the part of the Company. The Securities, when so issued, sold and delivered against payment thereof in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non- assessable.

d.       <u>Authority for Agreement.</u> All action on the part of the Company necessary for the authorization of this Subscription Agreement, the performance of all obligations of the Company hereunder at a Closing and the authorization, sale, issuance and delivery of the Securities pursuant hereto has been taken or will be taken prior to the applicable Closing.

The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i)       as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

   e.  No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

   f.  Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as of October 31, 2022 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Memorandum and on the Company's raise page at www.zyppah.com. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. If required by Regulation CF, the Company has retained the services of an independent accounting firm to audit or review the Financial Statements to determine if they remain within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Reg CF, as promulgated by the SEC.

   g.  Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

4.Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

   a.  Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Bylaws and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

   b.  Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

c.　　　**Illiquidity and Continued Economic Risk.** Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

d.　　　**Resales.** Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

　　　i. To the Company;
　　　ii. To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
　　　iii. As part of an offering registered under the Securities Act with the SEC; or
　　　iv. To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

e.　　　**Investment Limits.** Subscriber represents that either:

　　　i. Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than(A) 5% of the lower of its annual income or net worth, or (B) $2,200; or
　　　ii. Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

f.　　　**Shareholder information.** Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a Shareholder (or potential Shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

g.　　　**Company Information.** Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

       h.       **Domicile.** Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

       j.       **Foreign Investors.** If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

7.Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8.Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Nevada.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN NEVADA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS

RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION  AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9.Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.


10.Miscellaneous.

a.      All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

b.      This Subscription Agreement is not transferable or assignable by Subscriber.

c.      The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

d.      None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

e.      In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

f.      The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

g.      This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

h.      The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

i.      The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

j.      This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

k.      If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

# ZYPPAH, Inc.

## SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Common Shares of ZYPPAH, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

**(Offline Investor)**
(E-Mail Address)

Number of securities: **Common Shares**
Aggregate Subscription Price: **$0.00 USD**

**TYPE OF OWNERSHIP:**

If the Subscriber is individual:   If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box is the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

## ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

**ZYPPAH, Inc.**

By:

Authorized Signing Officer

# U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

**Aggregate subscription price invested in this offering: 0.00 USD**

**The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD**

**The Investor's investment limit for this offering is: 0.00USD**

**The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD**

**The Investor's net worth (if not an accredited investor): USD**

**The Investor's income (if not an accredited investor): USD**

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;

a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;

a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR:                                    (Print Full Name of Entity or Individual)

                                             By:

                                                 (Signature)

                                             Name:

                                             (If signing on behalf of entity)

                                             Title:

                                             (If signing on behalf of entity)

# CANADIAN ACCREDITED INVESTOR CERTIFICATE

**TO: ZYPPAH, Inc.** (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Common Shares, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a.  the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b.  the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c.  upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐     (a)     a Canadian financial institution, or a Schedule III bank;

☐     (b)     the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐     (c)     a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

☐     (d)     a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐     (e)     an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐     (e.1)     an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐     (f)     the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐     (g)     a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐     (h)     any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐     (i)     a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐ (j) an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐ (j.1) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

☐ (k) an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

☐ (l) an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐ (m) a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐ (n) an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐ (o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐ (p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

☐ (q) a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐ (r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐ (t) a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐ (u) an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

☐ (v) a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐ (w) a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:                                        (Print Full Name of Entity or Individual)

                                                 By:

                                                 (Signature)

                                                 Name:

                                                 (If signing on behalf of entity)

                                                 Title:

                                                 (If signing on behalf of entity)

## Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. **"Canadian financial institution"** means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. **"entity"** means a company, syndicate, partnership, trust or unincorporated organization;

c. **"financial assets"** means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. **"fully managed account"** means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. **"investment fund"** means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. **"mutual fund"** means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. **"non-redeemable investment fund"** means an issuer,
   A. whose primary purpose is to invest money provided by its securityholders,
   B. that does not invest,
      i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
      ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   C. that is not a mutual fund;

h. **"related liabilities"** means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. **"Schedule III bank"** means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. **"spouse"** means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. **"subsidiary"** means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

## RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

### Form for Individual Accredited Investors

**WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.**

| Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER | |
|---|---|
| **1. About your investment** | |
| Type of Securities: Common Shares | Issuer: ZYPPAH, Inc. (the "Issuer") |
| Purchased from: The Issuer | |

| Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER | |
|---|---|
| **2. Risk acknowledgement** | |
| This investment is risky. Initial that you understand that: | **Your Initials** |
| **Risk of loss** – You could lose your entire investment of $ | |
| **Liquidity risk** – You may not be able to sell your investment quickly – or at all. | |
| **Lack of information** – You may receive little or no information about your investment. | |
| **Lack of advice** – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca. | |

| **3. Accredited investor status** | |
|---|---|
| You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria. | **Your Initials** |
| • Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.) | |
| • Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year. | |
| • Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities. | |
| • Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.) | |

| **4. Your name and signature** | |
|---|---|
| By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form. | |
| First and Last Name (please print): | |
| Signature: | |
| Date: | |

| Section 5 – TO BE COMPLETED BY THE SALESPERSON | |
|---|---|
| **5. Salesperson information** | |
| | |
| First and Last Name of Salesperson (please print): | |
| Telephone: Email: | |
| Name of Firm (if registered): | |

| Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER |
|---|
| **6. For more information about this investment** |

For more information about this investment / the Issuer:

Company Name: **ZYPPAH, Inc.**
Address: 4535 West Sahara Avenue, Las Vegas, Nevada 92610
Contact: Investor Relations
Email: tomvp@zyppah.com

**For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

# INTERNATIONAL INVESTOR CERTIFICATE

## FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

**TO: ZYPPAH, Inc.** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**" ) by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

By executing this document, the client certifies the following:

**If an Entity:**

1. I am the  of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

**All subscribers:**

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.

Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR:                        (Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

## Appendix 1 - Subscriber Information

### For the Subscriber and Joint Holder (if applicable)

| Name | Address | Date of Birth (if an Individual) | Taxpayer Identification Number |
|------|---------|----------------------------------|-------------------------------|
|      |         |                                  |                               |
|      |         |                                  |                               |

### For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|------|---------|---------------|-------------------------------|
|      |         |               |                               |

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|------|---------|---------------|-------------------------------|
|      |         |               |                               |
|      |         |               |                               |
|      |         |               |                               |

### For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|------|---------|---------------|-------------------------------|
|      |         |               |                               |
|      |         |               |                               |
|      |         |               |                               |